October 28, 2008

Stephen J. Fanning
Chairman, President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, CA 94545

> **Re: Thermage, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 21, 2008**
> **File No. 333-152948**

Dear Mr. Fanning:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The merger may be challenged . . ., page 21

1.   We note your response to prior comment 1. Please ask counsel that provides the opinion required by Regulation S-K Item 601(b)(5) to tell us how the potential return of the securities was considered when evaluating the issues that must be addressed by that Item.

Material U.S. Federal Income Tax Consequences . . ., page 87

2.   Regarding your response to prior comment 4, please:

- disclose why tax counsel is unable to opine whether the Distribution will be considered a single integrated transaction. Is it because counsel believes the law is not sufficiently clear, as noted in your response?;

- clarify the potential outcomes to investors if the Distribution is treated as a separate distribution. In this regard, we note that you have removed a discussion of such outcomes that was included in your prior amendment on page 87; and
- confirm that you are aware that Item 601(b)(8) of Regulation S-K may require tax opinions on matters that are not required to be opined upon by counsel under the merger agreement.

Distribution, page 104

3.   It appears from your response to prior comment 6 that you are not relying on any authority for your interpretation of the pro rata requirement. Please confirm that understanding. Also, please tell us how you considered in your analysis the fact that the equity structure – including the relative rights, preferences and privileges of the equity holders – of the original company and the spun off company will differ.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Chris F. Fennell, Esq.—Wilson Sonsini Goodrich & Rosati P.C.